Filed by Monterey Capital Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Monterey Capital Acquisition Corporation

Commission File No. 001-41389

Date: June 6, 2023

ConnectM Provides First Quarter 2023 Business Update

~ Includes Aurai Electrification and Decarbonization Score Card for 1Q 2023 ~

Marlborough, MA, June 6, 2023 -- ConnectM Technology Solutions, Inc. (“ConnectM”), a vertically integrated clean energy technology and solutions provider for buildings (residential and light commercial) and all-electric OEMs, today provided a business update for its key performance indicators for the first quarter 2023.

Management Commentary

Bhaskar Panigrahi, ConnectM’s Chief Executive Officer commented, “As we work towards becoming a publicly traded entity later this year, it is important to for us to keep our stakeholders, both current and future, up to date on the standards we hold our portfolio companies to. This quarterly scorecard is a great way to measure our progress. Notably, we continue to add electric vehicles onto our ConnectM network, with a total of over 9,500 EVs at the end of the first quarter. Additionally, since ConnectM’s inception we have eliminated over 1.3 million gallons of gasoline.”

Building Electrification and Decarbonization Score Card for 1Q 2023

•	Installed 49 Heat Pumps, 43 high efficiency Air Conditioners, and 46 fuel-efficient heating systems.

•	Installed 84 solar roofs totaling 708 kW, decarbonizing 7.5 kt of CO2 during asset lifetime.

•	On annualized basis, Electrified 4.4 GWh, Eliminated 1.5 MMCF of Natural Gas, and Saved 0.7 kt of CO2.

EV (Electric Vehicles) Electrification and Decarbonization Score Card for 1Q 2023:

•	Added 1,573+ Electric Vehicles (“EVs”) to ConnectM’s network, with a total of 8,900+ EVs on the platform, subsequent to quarter end ConnectM surpassed a major milestone of 10,000+ EVs on the platform.

•	Managed 8.3M green miles. 19M+ Green Miles and 870+ Tons of Co2 reduction since inception.

•	Eliminated 0.3 million gallons of gasoline. 1.3 million gallons of gasoline eliminated since inception.

About ConnectM Technology Solutions, Inc.

ConnectM is a vertically integrated clean energy technology and solutions provider for buildings (residential and light commercial) and All-Electric OEMs with a proprietary platform to accelerate the transition to solar and all-electric heating, cooling and transportation. For more information, please visit: https://www.connectm.com/ and https://www.auraihome.com/.

About Monterey Capital Acquisition Corporation

MCAC is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, having raised net proceeds of $92,920,000 in its initial public offering in May 2022. MCAC is led by Chief Executive Officer and Chairman of the Board, Bala Padmakumar, Executive Vice President and Director, Vivek Soni and Chief Financial Officer, Daniel Davis. For more information, please visit: https://montereycap.com/.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination between MCAC and ConnectM (the “Business Combination”), MCAC intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of MCAC’s common stock in connection with MCAC’s solicitation of proxies for the vote by MCAC’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of MCAC to be issued in the Business Combination. MCAC’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, when available, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of MCAC as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Monterey Capital Acquisition Corporation, 419 Webster Street, Monterey, California 93940, Attention: Bala Padmakumar.

Participants in the Solicitation

MCAC and ConnectM and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from MCAC’s stockholders in connection with the transaction. Securityholders may obtain more detailed information regarding the names, affiliations, and interests of certain of MCAC’s executive officers and directors in the solicitation by reading MCAC’s Form S-4, Proxy Statement/Prospectus and other relevant materials filed with the SEC in connection with the Merger when they become available. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed Merger will be set forth in the Form S-4 when it is filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release may include, and oral statements made from time to time by representatives of MCAC may include, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements regarding possible business combinations and the financing thereof, and related matters, as well as all other statements other than statements of historical fact included in this press release are forward-looking statements. When used in this press release, words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions, as they relate to us or our management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, MCAC's management. Actual results could differ materially from those contemplated by the forward-looking statements in this press release as a result of certain factors, including but not limited to: (i) conditions to the completion of the proposed business combination, including stockholder approval of the business combination, may not be satisfied or the regulatory approvals required for the proposed business combination may not be obtained on the terms expected or on the anticipated schedule; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement between the parties; (iii) the effect of the announcement or pendency of the proposed business combination on ConnectM’s business relationships, operating results, and business generally; (iv) risks that the proposed business combination disrupts ConnectM’s current plans and operations; (v) risks related to diverting management’s attention from ConnectM’s ongoing business operations; (vi) potential litigation that may be instituted against MCAC and/or ConnectM or their respective directors or officers related to the proposed transaction or the business combination agreement or in relation to ConnectM’s business; (vii) the amount of the costs, fees, expenses and other charges related to the proposed business combination; (viii) risks relating to the uncertainty of the projected financial information with respect to ConnectM or the combined company; (ix) the possibility that ConnectM may not achieve profitability, (x) the potential impact of an economic downturn on ConnectM’s sales, (xi) increased competition from both traditional energy companies as well as other renewable energy companies, (xii) failure by ConnectM to successfully integrate its recent acquisitions, (xiii) failure to ConnectM to identify or integrate potential future acquisitions necessary to maintain its growth projections, (xiv) the impact of increasingly adverse weather conditions and climate change, (xv) continuing and/or future supply chain disruptions, (xvi) product shortages, delays or price increases from ConnectM’s limited number of suppliers, (xvii) tax, compliance, market and other risks associated with ConnectM’s international expansion, (xviii) ConnectM’s failure to adequately protect its intellectual property from third party infringement claims, (xix) ConnectM’s failure to remain in compliance with its credit and loan agreements, including its ability to service its debt, (xx) the impact of rising interest rates on ConnectM’s debt service payments, (xxi) ConnectM’s ability to secure new equity and/or debt financing to fund its liquidity needs, (xxii) the impact of potential product liability claims, (xxii) changes to laws and regulations governing direct-to-home sales, (xxiii) changes to evolving laws and regulations regarding privacy and data security, (xxiv) failure by ConnectM to keep up with the industry’s rapid technological change, (xxv) the cost and management time of protecting ConnectM’s technology and intellectual property from unauthorized use by third parties, (xxvi)  ConnectM’s ability to protect its technology and intellectual property from unauthorized use by third parties, (xxvii) the ability to meet stock exchange listing standards following the consummation of the proposed business combination;; (xxviii) the impact of the global COVID-19 pandemic on any of the foregoing risks; and (xxix) such other factors as are set forth in MCAC’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in its quarterly reports on Form 10-Q, its annual report on Form 10-K and in its other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and MCAC and ConnectM do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither MCAC nor ConnectM gives any assurance that either MCAC or ConnectM, or the combined company, will achieve its expectations.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations Contact:

MZ North America

(203) 741-8811

ConnectM@mzgroup.us